

TAX SHIELD

Tax Shield LLC
501 NW 78th Ter
Kansas City, MO 64118
(913) 475-3139
info.bctax@gmail.com
my-tax-shield.com

## Disclaimers

All reports and tax returns have been based on information provided by the client. The reports have not been subject to a review audit nor have all returns been filed. Accordingly, we do not accept any responsibility for the reliability, accuracy or completeness of the compiled financial information contained in the financial statements. Nor do we accept any liability of any kind whatsoever, including liability by reason of negligence, to any person for losses incurred as a result of placing reliance on these financial statements. All documents contained herein are for information purposes only and should not be construed as financial and legal advice in any way. Benjamin J. Casebolt, the recorded preparer of these documents and tax returns is not a Certified Public Account (CPA).

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I certify that I reviewed this statement, all reports, and tax returns and attest that to the best of my knowledge all statements, reports, and tax returns are accurate.

| | | | |
|---|---|---|---|
| [signature] 3-08-17 | | [signature] 3-8-17 | |
| Ben Casebolt, E.A. | (date) | Kalen Barker, CEO | (date) |

# Income Statement

## BlueHollar LLC
## For the year ended December 31, 2016

|  | 2016 |
|---|---|
| **Income** | |
| Refunds | (886.00) |
| Revenue - Remodeling and Renovation Services | 275,469.60 |
| **Total Income** | **274,583.60** |
| **Cost of Goods Sold** | |
| Cost of Revenue - Contract Labor | 156,185.65 |
| Cost of Revenue - Job Materials | 7,650.78 |
| Cost of Revenue - Payment Processor Fees | 4,847.21 |
| **Total Cost of Goods Sold** | **168,683.64** |
| **Gross Profit** | **105,899.96** |
| **Operating Expenses** | |
| Accounting & Tax Services | 1,598.35 |
| Advertising | 464.75 |
| Automobile Expenses | 841.60 |
| Background Check Fees | 227.93 |
| Bank Service Charges | 797.14 |
| Events & Seminars | 450.00 |
| Interest Expense | 2,419.59 |
| Meals & Entertainment - 50% | 1,590.01 |
| Office Expenses - General | 520.74 |
| Office Expenses - Software & Programs | 1,139.36 |
| Partner Wages - Bryant Callahan | 16,150.00 |
| Partner Wages - Kalen Barker | 23,406.00 |
| Postage & Delivery | 105.85 |
| Printing & Stationery | 141.24 |
| Professional Fees - Consultants | 49.00 |
| Professional Fees - Legal | 1,000.00 |
| Telephone & Internet | 1,109.88 |
| Travel Expenses | 1,121.93 |
| Website & Online Software Expenses | 3,173.84 |
| **Total Operating Expenses** | **56,307.21** |
| **Operating Income** | **49,592.75** |
| **Net Income** | **49,592.75** |

# Cash Summary


## BlueHollar LLC
## For the 12 months ended 31 December 2016
### Excluding Sales Tax


| | Dec 2016 |
|---|---:|
| **Income** | |
| Refunds | (886) |
| Revenue - Remodeling and Renovation Services | 275,470 |
| **Total Income** | **274,584** |
| | |
| **Less Operating Expenses** | |
| Accounting & Tax Services | 1,598 |
| Advertising | 465 |
| Automobile Expenses | 842 |
| Background Check Fees | 228 |
| Bank Service Charges | 797 |
| Cost of Revenue – Contract Labor | 156,186 |
| Cost of Revenue – Job Materials | 7,651 |
| Cost of Revenue – Payment Processor Fees | 4,847 |
| Events & Seminars | 450 |
| Interest Expense | 2,420 |
| Meals & Entertainment - 50% | 1,590 |
| Office Expenses – General | 521 |
| Office Expenses – Software & Programs | 1,139 |
| Partner Wages – Bryant Callahan | 16,150 |
| Partner Wages – Kalen Barker | 23,406 |
| Postage & Delivery | 106 |
| Printing & Stationery | 141 |
| Professional Fees - Consultants | 49 |
| Professional Fees - Legal | 1,000 |
| Telephone & Internet | 1,110 |
| Travel Expenses | 1,122 |
| Website & Online Software Expenses | 3,174 |
| **Total Operating Expenses** | **224,991** |
| | |
| **Operating Surplus (Deficit)** | **49,593** |
| | |
| **Plus Non Operating Movements** | |
| Accounts Receivable (Cashbook) | (68,300) |
| Cash Not Deposited | 16,262 |
| Accounts Payable (Cashbook) | (411) |
| **Total Non Operating Movements** | **(52,448)** |
| | |
| **Sales Tax Movements** | |
| Sales Tax Inputs | - |
| Sales Tax Outputs | - |

# Cash Summary

| | Dec 2016 |
|---|---|
| **Net Sales Tax Movements** | - |
| **Net Cash Movement** | **(2,855)** |
| | |
| **Summary** | |
| Opening Balance | (12,857) |
| Plus Net Cash Movement | (2,855) |
| Closing Balance | (15,713) |

# Statement of Cash Flows

## BlueHollar LLC
## For the year ended December 31, 2016

|  | 2016 |
|---|---:|
| **Cash Flows from Operating Activities** | |
| Receipts from customers | 274,583.60 |
| Payments to suppliers and employees | (224,990.85) |
| **Total Cash Flows from Operating Activities** | **49,592.75** |
| **Cash Flows from Investing Activities** | |
| Other cash items from investing activities | (52,037.07) |
| **Total Cash Flows from Investing Activities** | **(52,037.07)** |
| **Cash Flows from Financing Activities** | |
| Other cash items from financing activities | 1,813.84 |
| **Total Cash Flows from Financing Activities** | **1,813.84** |
| **Net Cash Flows** | **(630.48)** |
| **Cash Balances** | |
| Cash and cash equivalents at beginning of period | 990.46 |
| Cash and cash equivalents at end of period | 359.98 |
| Net change in cash for period | (630.48) |

# Balance Sheet

## BlueHollar LLC
## As of December 31, 2016

| | DEC 31, 2016 |
|---|---:|

### Assets

**Current Assets**

**Cash and Cash Equivalents**

| | |
|---|---:|
| Commerce Bank Checking | 359.98 |
| **Total Cash and Cash Equivalents** | **359.98** |
| | |
| Accounts Receivable (Cashbook) | 68,523.77 |
| **Total Current Assets** | **68,883.75** |

**Long Term Assets**

| | |
|---|---:|
| Cash Not Deposited | 289.00 |
| **Total Long Term Assets** | **289.00** |
| | |
| **Total Assets** | **69,172.75** |

### Liabilities and Equity

**Liabilities**

**Current Liabilities**

| | |
|---|---:|
| Commerce Bank Credit Line | 14,600.44 |
| Historical Adjustment | 2,918.26 |
| Home Depot Credit Card | 1,472.40 |
| **Total Current Liabilities** | **18,991.10** |

**Long Term Liabilities**

| | |
|---|---:|
| Accounts Payable (Cashbook) | (411.10) |
| **Total Long Term Liabilities** | **(411.10)** |
| | |
| **Total Liabilities** | **18,580.00** |

**Equity**

| | |
|---|---:|
| Current Year Earnings | 49,592.75 |
| Partners Capital Accounts - Kalen Barker | 1,000.00 |
| **Total Equity** | **50,592.75** |
| | |
| **Total Liabilities and Equity** | **69,172.75** |

# Statement of Owners' Equity

## BlueHollar LLC
## For the year ended December 31, 2016

|  | 2016 |
|---|---|
| **Equity** | |
| **Opening Balance** | **1,000.00** |
| Current Year Earnings | 49,592.75 |
| **Total Equity** | **50,592.75** |